September 27, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3720
Attention: Gregory Herbers

Re:    Transphorm, Inc.
Registration Statement on Form S-3
File No. 333-267522
Filed on September 20, 2022

Acceleration Request

Requested Date: September 29 2022
Requested Time: 4:30 p.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Transphorm, Inc. hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-267522) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as we or our counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Please direct any questions regarding this request to Erika Muhl of Wilson Sonsini Goodrich & Rosati, P.C. ((650) 849-3352; emuhl@wsgr.com).

Sincerely,

TRANSPHORM, INC.

By:	/s/ Cameron McAulay
Cameron McAulay
Chief Financial Officer